SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                           FINET HOLDINGS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                                     317922201
                                 (CUSIP Number)

                              Roger S. Mertz, Esq.
                                Severson & Werson
                       One Embarcadero Center, 26th Floor
                             San Francisco, CA 94111
                                 (415) 398-3344
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                October 10, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box { }.

Check the following box if a fee is being paid with the statement { }.

                                  SCHEDULE 13D

CUSIP No. 317922201

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Jose Maria Salema Garcao and Maria Luisa Garcao

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           a {   }
                           b {   }

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                           PF for each reporting person

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                           {   }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             Each reporting person has Portuguese citizenship.

NUMBER OF                            7.   SOLE VOTING POWER

SHARES                                    Jose Salema has sole voting power
                                          over the 9,842,700 shares

BENEFICIALLY                         8.   SHARED VOTING POWER

OWNED BY                                  None

EACH                                 9.   SOLE DISPOSITIVE POWER

REPORTING                                 None

PERSON WITH                         10.   SHARED DISPOSITIVE POWER

                                          Jose  Maria Salema Garcao and Maria
                                          Luisa arcao share the power to dispose
                                          of the 9,842,700 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,842,700 (of which 4,700,000 represent Common Stock
             Purchase Warrants)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           {   }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           29.05%


14.      TYPE OF REPORTING PERSON*

              IN (both reporting persons are individuals)

         Schedule 13D Amendment No. 3 dated October 20, 1997, filed by Jose Maria Salema Garcao and Maria Luisa Garcao regarding the Common Stock of Finet Holdings Corporation.


         ITEM 1 -- Security and Issuer:

                  Finet Holdings Corporation

                  Executive Office Address:

                  3021 Citrus Circle, Suite 150
                  Walnut Creek, California 94598

         ITEM 2 -- Identity and background

          a.   Name:  Jose Maria Salema Garcao and Maria Luisa Garcao

          b.   Residence or Business Address:

                            Quinta Da Marinha
                            Lote CT-14
                            2750 Cascais, Portugal


          c.   Present principal occupation and name of employer:

                    Management of joint investment portfolio

          d.   Criminal Convictions:        None

          e.   Civil Judgments, etc.:       None

          f.   Citizenship:                 Portugal for both

         ITEM 3.-- Source and Amount of Funds or Other Consideration:

                       Personal Funds

         ITEM 4 -- Purpose of Transaction

         Each individual reporting person on this Schedule 13D has acquired beneficial ownership of the securities for investment purposes. As of the date hereof, the reporting persons have no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D. Depending on market conditions and other factors, the reporting persons may make further purchases of the Company's securities or may sell or otherwise dispose of all or portions of such securities, if such sales and purchases would be desirable investments.

         ITEM 5 -- Interest in Securities of Issuer

          a. Number of Shares: 9,842,700 (of which 4,700,000 represents warrants)

               Percentage Ownership of Class:  29.05%

          b. Shares of Sole Power to Vote: Jose Maria Salema Garcao has sole power to vote the 9,842,700 shares
               Shares of Joint Power to Vote:  0
               Shares of Sole Power to Dispose:  0
               Shares of Joint Power to Dispose: Jose Maria Salema Garcao and
                    Maria Luisa Garcao share the power to dispose of the 9,842,700 shares

          c.   Purchases during the last 60 days:

              During the period from August 12, 1997 to October 6, 1997, Mr. Garcao purchased a total of 317,300 shares of the Company's Common Stock over-the-counter through broker transactions. The purchases were effected at the prevailing market price on the day of the transaction and ranged from a low of $2.63 per share on August 27, 1997 to a high of $4.99 per share on September 3, 1997. During the period from January 31, 1997 to August 11, 1997, the Reporting Person purchased 425,400 Common Shares in the same manner at per share prices ranging from a low of $1.02 on April 21, 1997 to a h igh of $5.17 on May 15, 1997. This filing amends Amendment Nos. 1 and 2 to report all such over-the-counter transactions not heretofore reported.

              Since the filing of Amendment No. 2 to the Reporting Person's
              Schedule 13D, Mr. Garcao has effected the following purchases via privately negotiated transactions:


Type of Security:   Transaction Date:   Amount Purchased:   Purchase Price:

Common Stock        April 30, 1997        400,000*             $1 per share

Common Stock
Purchase Warrant    April 30, 1997        400,000              $3 per share

Common Stock
PurchaseWarrant     April 28, 1997        200,000              $1.50 per share


       *  This  purchase  was  made  pursuant  to a  Stock  Purchase
      Agreement between Mr. Garcao and the Company dated April 30, 1997, under which Mr. Garcao purchased a total of 1,400,000 shares. The purchase of the remaining 1,000,000 shares was previously reported in Amendment No. 2 to this Schedule 13D. This filing amends such Amendment No. 2 to reflect the above-described April 1997 purchase transactions.

          d.      Power to Direct:  None

          e.      Not applicable

         ITEM 6 -- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The persons reporting on this Schedule 13D are related to each other by marriage. Besides the shared power to dispose of the Company's securities owned by them and otherwise as set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the reporting persons, or between any of the reporting persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company.

         ITEM 7 -- Material to Be Filed as Exhibits.

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 1997                           /s/ Jose Maria Salema Garcao
                                            ----------------------------
                                            Jose Maria Salema Garcao


October 20, 1997                           /s/ Maria Luisa Garcao
                                            ----------------------
                                            Maria Luisa Garcao